

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2021

Brendan Flood
Chairman and Chief Executive Officer
Staffing 360 Solutions, Inc.
641 Lexington Avenue, 27th Floor
New York, New York 10022

> **Re: Staffing 360 Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 12, 2021**
> **File No. 333-261020**

Dear Mr. Flood:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at (202) 551-8108 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services